UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34775

CUSIP Number: G3323L 10 0

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 27, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Fabrinet

Full Name of Registrant

Not applicable

Former Name if Applicable

c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue

Address of Principal Executive Office (Street and Number)

George Town, Grand Cayman KY1-9005, Cayman Islands

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Audit Committee of the Board of Directors of Fabrinet (the “Company”) is currently conducting an internal investigation to determine whether there were any violations of the Company’s accounting policies. Specifically, the Audit Committee is investigating various cut-off issues, including procedures surrounding revenue cut-off. The Audit Committee has not reached any conclusion because the investigation is ongoing. Consequently, the Company is not in a position to file its Annual Report on Form 10-K for its fiscal year ended June 27, 2014 (the “Form 10-K”) until after the completion of the Audit Committee’s investigation. The Company is also currently evaluating whether there may be any deficiencies with the Company’s disclosure controls and procedures and internal control over financial reporting.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Toh-Seng Ng	(66)	2-524-9665
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

“Safe Harbor” Statement Under U.S. Private Securities Litigation Reform Act of 1995

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), regarding the Company’s expectation to file the Form 10-K within the permitted 15-day extension of the prescribed due date of September 10, 2014.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal investigation; the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; the timing of the review by, and the conclusions of, our independent registered public accounting firm regarding the internal investigation and our financial statements; the risk that the completion and filing of the Form 10-K will take longer than expected; and the risk that the Company will be unable to file the Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Exchange Act. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Fabrinet

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 9/10/14	By:	/s/ Toh-Seng Ng
Name: Toh-Seng Ng
Title: Executive Vice President, Chief Financial Officer